UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

EDWARDS LIFESCIENCES CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	1-15525	36-4316614
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

One Edwards Way, Irvine, California	92614
(Address of Principal Executive Offices)	(Zip Code)

Aimee S. Weisner  (949) 250-2500
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Item 1.01 - Conflict Minerals Disclosure Report

A copy of the conflict minerals report is publicly available on Edwards’ website at www.edwards.com under “About Us - Corporate Responsibility - Responsible Supply Chain,” or directly at http://ir.edwards.com/corporate-governance-document.cfm?documentid=14136.

Item 1.02 - Exhibit

A copy of the conflict minerals report is attached hereto as Exhibit 1.01 and incorporated herein by this reference.

Section 2 — Exhibits

Item 2.01 — Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Item 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EDWARDS LIFESCIENCES CORPORATION

May 31, 2017	By:	/s/ Aimee S. Weisner
Aimee S. Weisner
Corporate Vice President,
General Counsel

EXHIBIT INDEX

Exhibit Number	Description
1.01	Conflict Minerals Report as required by Item 1.02 of this Form